SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2010
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 30, 2010
Shaw Communications Inc.

By:	/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Shaw announces third quarter financial and operating results
Calgary, Alberta (June 30, 2010) — Shaw Communications Inc. announced results for the third quarter ended May 31, 2010. Consolidated service revenue for the quarter and year-to-date periods of $944 million and $2.78 billion, respectively, was up 10% over each of the comparable periods last year. Total service operating income before amortization1 of $436 million and $1.34 billion, respectively, improved 10% and 17% over the same periods. Excluding a one-time CRTC Part II fee recovery the year-to-date increase in service operating income before amortization was 10%. Funds flow from operations2 was $351 million and $1.05 billion for the three and nine month periods, respectively, compared to $356 million and $1.00 billion in the same periods last year.
Digital customers increased 87,092 to 1,595,619, and Internet and Digital Phone lines grew by 25,661 to 1,796,973 and 66,123 to 1,044,410, respectively. Basic and DTH were up 2,322 and 1,856 customers, respectively. During the quarter Shaw achieved several significant milestones including a record quarterly gain in Digital Phone and surpassing 1,000,000 Digital Phone lines.
Chief Executive Officer and Vice Chair Jim Shaw stated, “Today’s financial and operational results continue to reinforce the strength of our core business. Through our focus on the delivery of a superior customer experience and our disciplined management approach, we excel in the marketplace and drive sustainable, profitable growth. We remain on track to deliver on our financial guidance for the consolidated Cable and Satellite segments, including free cash flow comparable to 2009.”
Free cash flow1 for the three and nine month periods was $151 million and $446 million, respectively, compared to $155 million and $407 million for the same periods last year. The current quarter was comparable to the same period last year despite increased cash taxes and capital investment in the current period. The improvement on a year-to-date basis was primarily due to increased service operating income before amortization partially offset by cash taxes.
Net income of $158 million or $0.37 per share for the quarter ended May 31, 2010 compared to $132 million or $0.31 per share for the same period last year. Net income for the first nine months of the year was $411 million or $0.95 per share compared to $412 million or $0.96 per share last year. All periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis (MD&A).3 The current year-to-date period included debt retirement costs and amounts related to financial instruments of $82 million and $47 million, respectively. Excluding the non-operating items, net income for the current three and nine month periods ended May 31, 2010 would have been $162 million and $481 million, respectively, compared to $131 million and $382 million in the same periods last year.
Service revenue in the Cable division was up 11% and 12% for the three and nine month periods, respectively, to $745 million and $2.19 billion. The improvement was primarily driven by customer growth and rate increases. Service operating income before amortization was up 12% for the quarter and 17% for the year-to-date period.

Service revenue in the Satellite division was $198 million and $593 million for the quarter and year-to-date periods, up 4% over each of the comparable periods last year. Service operating income before amortization for the three and nine month periods was $72 million and $235 million compared to $70 million and $203 million for the same periods last year.
“We continue to develop our Wireless business plan and during the quarter commenced initial activities investing over $9 million on this strategic initiative. We plan to invest up to $100 million through to the end of the fiscal year” said Jim Shaw.
In May 2010 Shaw announced that it had entered into agreements to acquire 100% of the Broadcasting business of Canwest Global Communications Corp. (“Canwest”) including all the equity interest in CW Investments Co. (“CW Media”), the company that owns the specialty channels acquired from Alliance Atlantis Communications Inc. in 2007 by Canwest and Goldman Sachs. The total consideration of approximately $2.0 billion includes approximately $815 million of net debt at CW Media. Certain portions of the acquisition were completed in May and Shaw funded $743 million, including transaction costs, with cash on hand. It is anticipated the outstanding portions of the acquisition will close early in fiscal 2011 upon receipt of all necessary approvals, including Canwest creditor, Court, CRTC, and the Competition Bureau.
Mr. Shaw concluded, “As we look to the final quarter of fiscal 2010 we will remain focused on building a business that leverages our core competencies in this evolving entertainment, broadcasting and communication industry and continues to add shareholder value.”
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). The Company serves 3.4 million customers, including 1.8 million Internet and over 1.0 million Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).
The accompanying Management’s Discussion and Analysis forms part of this news release and the “Caution Concerning Forward Looking Statements” applies to all forward-looking statements made in this news release.
For more information, please contact:
Shaw Investor Relations
Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.

2	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

3	See reconciliation of Net Income in Consolidated Overview in MD&A

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
MAY 31, 2010
June 30, 2010
Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2009 Annual Report including the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements and the Notes thereto of the current quarter.
CONSOLIDATED RESULTS OF OPERATIONS
THIRD QUARTER ENDING MAY 31, 2010
Selected Financial Highlights

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
	2010	2009	%	2010	2009	%
($000’s Cdn except per share amounts)
Operations:
Service revenue	943,632	861,382	9.5	2,778,708	2,517,994	10.4
Service operating income before amortization (1)(2)	435,822	395,547	10.2	1,335,599	1,145,709	16.6
Operating margin (1) (2) (3)	46.2%	45.9%	0.3	48.1%	45.5%	2.6
Funds flow from operations (4)	350,810	356,046	(1.5)	1,047,968	1,002,521	4.5
Net income (2)	158,216	132,151	19.7	411,157	412,210	(0.3)
Per share data:
Earnings per share – basic and diluted (2)	$0.37	$0.31		$0.95	$0.96
Weighted average participating shares outstanding during period (000’s)	432,323	429,877		432,595	428,828

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)
The 2009 comparative periods have been restated as a result of the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. For the three months ended May 31, 2009, Service operating income before amortization and Net income have been restated from $395,270 and $131,945, respectively. For the nine months ended May 31, 2009, Service operating income before amortization, Operating margin, Net income, and Diluted earnings per share have been restated from $1,144,422, 45.4%, $411,251, and $0.95 respectively. See update to critical accounting policies and estimates on page 19.

(3)	Operating margin adjusted to exclude the one-time CRTC Part II recovery for the nine months ended May 31, 2010 would be 45.4%.

(4)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Subscriber Highlights

		Growth
	Total	Three months ended May 31,		Nine months ended May 31,
	May 31, 2010	2010	2009	2010	2009
Subscriber statistics:
Basic cable customers	2,330,879	2,322	9,622	(149)	23,093
Digital customers	1,595,619	87,092	110,810	273,895	278,016
Internet customers (including pending installs)	1,796,973	25,661	24,625	88,638	81,907
Digital phone lines (including pending installs)	1,044,410	66,123	54,633	182,506	162,078
DTH customers	904,965	1,856	1,580	4,024	5,685

Shaw Communications Inc.
Additional Highlights
•	Consolidated service revenue of $943.6 million and $2.78 billion for the three and nine month periods improved 9.5% and 10.4%, respectively, over each of the comparable periods last year.

•	Free cash flow[1] for the quarter and year-to-date periods was $150.9 million and $445.8 million, respectively, compared to $154.5 million and $406.9 million for the same periods last year.

•
During the quarter Shaw achieved several milestones including a record quarterly gain in Digital Phone and surpassing 1,000,000 Digital Phone lines. Shaw launched Digital Phone services in Calgary in February 2005 and since that time has expanded the footprint of Digital Phone to reach almost 95% of Basic customers.

•
In May 2010 Shaw announced that it had entered into agreements to acquire 100% of the Broadcasting business of Canwest including all of the equity interest in CW Investments Co. (“CW Media”), the company that owns the specialty channels acquired from Alliance Atlantis Communications Inc. in 2007 by Canwest and Goldman Sachs. The total consideration of approximately $2.0 billion includes approximately $815 million of net debt at CW Media. Certain portions of the acquisition were completed in May.

•	During the quarter the Company continued to develop its Wireless business plan and invested over $9 million on this strategic initiative.
Consolidated Overview
Consolidated service revenue of $943.6 million and $2.78 billion for the three and nine month periods, respectively, improved 9.5% and 10.4% over the same periods last year. The improvement was primarily due to customer growth, including from acquisitions, and rate increases. Consolidated service operating income before amortization for the three and nine month periods was up 10.2% and 16.6% over the comparable periods to $435.8 million and $1.34 billion. The current periods improved due to the revenue related growth, partially offset by higher employee related and other costs associated with the increased subscriber base including marketing and sales activities, as well as the impact of the new Local Programming Improvement Fund (“LPIF”) fees. The current nine month period also benefitted from a one-time CRTC Part II fee recovery. Excluding this one-time recovery, the year-to-date improvement was 10.0%.
Net income was $ 158.2 million and $411.2 million for the three and nine months ended May 31, 2010 compared to $132.2 million and $412.2 million for the same periods last year. Non-operating items affected net income in both periods including debt retirement and amounts related to financial instruments in the current year-to-date period of $81.6 million and $47.3 million, respectively. Outlined on the following page are further details on these and other operating and non-operating components of net income for each period.

[1]	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.

	Nine months ended			Nine months ended (1)
		Operating net	Non-		Operating net	Non-
($000’s Cdn)	May 31, 2010	of interest	operating	May 31, 2009	of interest	operating
Operating income	852,597			720,634
Amortization of financing costs — long-term debt	(3,015)			(2,918)
Interest expense — debt	(185,507)			(174,647)

Operating income after interest	664,075	664,075	—	543,069	543,069	—
Debt retirement costs	(81,585)	—	(81,585)	(8,255)	—	(8,255)
Loss on financial instruments	(47,280)	—	(47,280)	—	—	—
Other gains	8,342	—	8,342	18,816	—	18,816

Income (loss) before income taxes	543,552	664,075	(120,523)	553,630	543,069	10,561
Current income tax expense (recovery)	127,332	157,005	(29,673)	—	—	—
Future income tax expense (recovery)	2,363	26,037	(23,674)	141,321	160,925	(19,604)

Income before following	413,857	481,033	(67,176)	412,309	382,144	30,165
Equity loss on investee	(2,700)	—	(2,700)	(99)	—	(99)

Net income (loss)	411,157	481,033	(69,876)	412,210	382,144	30,066

	Three months ended			Three months ended (1)
		Operating net	Non-		Operating net	Non-
($000’s Cdn)	May 31, 2010	of interest	operating	May 31, 2009	of interest	operating
Operating income	277,280			248,708
Amortization of financing costs — long-term debt	(962)			(1,026)
Interest expense — debt	(61,797)			(61,083)

Operating income after interest	214,521	214,521	—	186,599	186,599	—
Debt retirement costs	—	—	—	(8,255)	—	(8,255)
Loss on financial instruments	(1,131)	—	(1,131)	—	—	—
Other gains (losses)	(1,013)	—	(1,013)	9,822	—	9,822

Income (loss) before income taxes	212,377	214,521	(2,144)	188,166	186,599	1,567
Current income tax expense (recovery)	22,051	40,001	(17,950)	—	—	—
Future income tax expense	29,410	13,000	16,410	55,903	55,438	465

Income (loss) before following	160,916	161,520	(604)	132,263	131,161	1,102
Equity loss on investee	(2,700)	—	(2,700)	(112)	—	(112)

Net income (loss)	158,216	161,520	(3,304)	132,151	131,161	990

(1)	Restated for the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. See update to critical accounting policies and estimates on page 19.
The changes in net income are outlined in the table below.

	May 31, 2010 net income compared to:
	Three months ended		Nine months ended
(000’s Cdn)	February 28, 2010	May 31, 2009	May 31, 2009
Increased service operating income before amortization	10,997	40,275	189,890
Decreased (increased) amortization	6,810	(11,639)	(58,024)
Increased interest expense	(151)	(714)	(10,860)
Change in net other costs and revenue (1)	(3,978)	(6,299)	(133,685)
Decreased income taxes	5,826	4,442	11,626

	19,504	26,065	(1,053)

(1)
Net other costs and revenue includes debt retirement costs, loss on financial instruments, other gains (losses) and equity loss on investee as detailed in the unaudited interim Consolidated Statements of Income and Retained Earnings.

Shaw Communications Inc.
Basic earnings per share were $0.37 and $0.95 for the quarter and nine months, respectively, compared to $0.31 and $0.96 in the same periods last year. The increase in the current three month period was primarily due to improved service operating income before amortization of $40.3 million partially offset by higher amortization of $11.6 million. The current nine month period benefitted from higher service operating income before amortization of $189.9 million which was offset by the change in net other costs and revenue of $133.7 million, increased amortization of $58.0 million and higher interest expense of $10.9 million. The change in net other costs and revenue was due to debt retirement costs and amounts related to financial instruments associated with the early redemption of the three series of US senior notes in the current period. The higher service operating income before amortization in the current nine month period included a one-time Part II fee recovery of $75.3 million.
Net income in the current quarter increased $19.5 million compared to the second quarter of fiscal 2010 mainly due to increased service operating income before amortization of $11.0 million and reduced amortization of $6.8 million.
Funds flow from operations was $350.8 million and $1.05 billion in the current three and nine month periods compared to $356.0 million and $1.00 billion last year. The increase over the comparative nine month period was primarily due to improved service operating income before amortization partially offset by current income taxes.
Free cash flow for the quarter and year-to-date periods of $150.9 million and $445.8 million compared to $154.5 million and $406.9 million in the same periods last year. The current quarter improved service operating income of $40.3 million was more than offset by current period cash taxes of $40.0 million and higher capital investment of $10.8 million. On a year-to-date basis the increased current period service operating income before amortization of $189.9 million was partially offset by cash taxes of $157.0 million. The Cable division generated $113.6 million of free cash flow for the quarter compared to $109.3 million in the comparable period. The Satellite division achieved free cash flow of $37.3 million compared to $45.2 million last year.
In May 2010 Shaw completed certain portions of the Canwest acquisition transaction, including purchasing an equity interest and an option for a further equity interest in CW Media for total consideration of $742.9 million, including transaction costs. Shaw funded the purchase price with cash on hand. It is expected the outstanding portions of the acquisition will close early in fiscal 2011 upon receipt of all necessary approvals, including Canwest creditor, Court, CRTC, and the Competition Bureau. It is currently anticipated that the balance of the purchase price, approximately $500 million after considering debt in the entities being acquired of approximately $815 million, will be funded through Shaw’s existing credit facility and cash on hand.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.

Shaw Communications Inc.
The following contains a listing of non-GAAP financial measures used by the Company and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Service operating income before amortization and operating margin

Service operating income before amortization is calculated as service revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Retained Earnings. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Service operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing service operating income before amortization by service revenue.
Free cash flow

The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders.
Free cash flow for cable and satellite is calculated as service operating income before amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net).
Commencing in 2010, for the purpose of determining free cash flow, Shaw will exclude stock-based compensation expense, reflecting the fact that it is not a reduction in the Company’s cash flow. This practice is also more in line with the Company’s North American peers who report free cash flow.
Free cash flow is calculated as follows:

	Three months ended May 31,		Nine months ended May 31,
($000’s Cdn)	2010	2009 (2)	2010	2009 (2)
Cable free cash flow (1)	113,616	109,298	330,237	281,272
Combined satellite free cash flow (1)	37,254	45,229	115,581	125,653

Free cash flow	150,870	154,527	445,818	406,925

(1)	Reconciliations of free cash flow for both cable and satellite are provided under “Cable – Financial Highlights” and “Satellite – Financial Highlights”.

(2)
Free cash flow for the comparative periods have not been restated to exclude stock based compensation. Cable free cash flow for the three and nine months ended May, 2009 has been restated from $109,021 and $279,985, respectively, for the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. See update to critical accounting policies and estimates on page 19.

Shaw Communications Inc.
CABLE
FINANCIAL HIGHLIGHTS

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000’s Cdn)	2010	2009 (3)%		2010	2009 (3)%
Service revenue (third party)	745,211	669,606	11.3	2,185,972	1,948,519	12.2

Service operating income before amortization (1)	363,939	325,637	11.8	1,100,361	942,900	16.7
Less:
Interest expense	51,849	54,180	(4.3)	161,767	153,937	5.1
Cash taxes	31,001	—	100.0	119,005	—	100.0

Cash flow before the following:	281,089	271,457	3.5	819,589	788,963	3.9

Capital expenditures and equipment costs (net):
New housing development	20,172	18,348	9.9	62,613	59,088	6.0
Success based	51,150	52,813	(3.1)	159,652	129,994	22.8
Upgrades and enhancement	59,034	66,576	(11.3)	184,018	220,095	(16.4)
Replacement	15,838	12,726	24.5	42,148	38,524	9.4
Buildings/other	25,305	11,696	116.4	52,911	59,990	(11.8)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	171,499	162,159	5.8	501,342	507,691	(1.3)

Free cash flow before the following	109,590	109,298	0.3	318,247	281,272	13.1
Add back:
Non-cash stock based compensation	4,026	—	100.0	11,990	—	100.0

Free cash flow (1)	113,616	109,298	4.0	330,237	281,272	17.4

Operating margin (2)	48.8%	48.6%	0.2	50.3%	48.4%	1.9

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Operating margin adjusted to exclude the one-time CRTC Part II fee recovery in the nine months ended May 31, 2010 would be 48.1%.

(3)
The 2009 comparative periods have been restated as a result of the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. For the three months ended May 31, 2009, Service operating income before amortization and Free cash flow have been restated from $325,360, $109,021, respectively. For the nine months ended May 31, 2009 Service operating income before amortization, Free cash flow, and Operating margin have been restated from $941,613, $279,985, and 48.3%, respectively. See update to critical accounting policies and estimates on page 19.

Operating Highlights
•	Digital customers increased 87,092 during the quarter to 1,595,619. Shaw’s Digital penetration of Basic is now 68.5%, up from 56.7% and 40.5% at August 31, 2009 and 2008, respectively.

•
Digital Phone lines increased 66,123 during the three month period to 1,044,410 lines and Internet was up 25,661 to total 1,796,973 as at May 31, 2010. During the quarter Basic cable subscribers were up 2,322.

Cable service revenue improved 11.3% and 12.2% for the three and nine month periods, respectively, to $745.2 million and $2.19 billion over the comparable periods last year. Customer growth, including acquisitions, and rate increases accounted for the improvement. Service operating income before amortization of $363.9 million and $1.10 billion was up 11.8% and 16.7%, respectively, over the comparable quarter and year-to-date periods. The increase was mainly due to the revenue driven improvements, partially offset by higher employee related and other costs associated with growth including marketing and sales activities as well as the impact of the LPIF fees. The current nine month period also included a one-time Part II fee recovery of $48.7 million. Excluding the recovery, the year-to-date improvement was 11.5%.

Shaw Communications Inc.
Service revenue was up $13.0 million over the second quarter of fiscal 2010 primarily due to customer growth. Service operating income before amortization improved $8.6 million over this same period primarily due to the revenue related growth partially offset by direct costs associated with the increased subscriber base.
Total capital investment of $171.5 million for the quarter increased $9.3 million over the same period last year. Capital investment for the nine month period of $501.3 million was $6.3 million lower than the same period last year.
Success-based capital increased $29.7 million over the comparable nine month period. Digital success-based capital was up primarily due to increased rental activity, mainly HD rentals.
Investment in Upgrades and Enhancement declined $7.5 million and $36.1 million for the quarter and year-to-date periods, respectively, compared to the same periods last year. The prior year-to-date period included higher spending on internet speed upgrades and Digital Phone equipment to accommodate growth, the total of which was partially offset by investment in the current periods related to video-on-demand (“VOD”) growth and internet capacity expansion. The current quarter included lower spending on video and internet capacity projects compared to the same quarter last year.
Investment in Buildings and Other was up $13.6 million in the current three month period and decreased $7.1 million on a year-to-date basis. The quarterly increase was due to investment in IT related projects as well as various facilities projects. The IT related projects include new technology platforms for billing and provisioning to replace aging systems. The year-to-date decline was mainly due to lower spending on various facility and IT projects in the current period partially offset by the benefit of proceeds received in the prior period on the sale of certain redundant facilities.
Subscriber Statistics

			May 31, 2010
			Three months ended		Nine months ended
				Change		Change
	May 31, 2010	August 31, 2009(1)	Growth	%	Growth	%
CABLE:
Basic service:
Actual	2,330,879	2,331,028	2,322	0.1	(149)	—
Penetration as % of homes passed	61.7%	62.9%
Digital customers	1,595,619	1,321,724	87,092	5.8	273,895	20.7

INTERNET:
Connected and scheduled	1,796,973	1,708,335	25,661	1.4	88,638	5.2
Penetration as % of basic	77.1%	73.3%
Standalone Internet not included in basic cable	244,445	238,710

DIGITAL PHONE:
Number of lines (2)	1,044,410	861,904	66,123	6.8	182,506	21.2

(1)	August 31, 2009 figures are restated for comparative purposes as if the acquisition of the Hamilton cable system in Ontario had occurred on that date.

(2)	Represents primary and secondary lines on billing plus pending installs.

Shaw Communications Inc.
During the current period Shaw achieved record quarterly Digital Phone growth and also surpassed a significant milestone of 1,000,000 Digital Phone lines. Shaw launched Digital Phone services in Calgary in February 2005 and since that time has expanded the footprint to reach almost 95% of Basic customers and penetration of Digital Phone now stands at 47% of Basic customers who have the service available to them.
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000’s Cdn)	2010	2009	%	2010	2009	%
Service revenue (third party)
DTH (Shaw Direct)	178,701	170,047	5.1	533,153	503,907	5.8
Satellite Services	19,720	21,729	(9.2)	59,583	65,568	(9.1)

	198,421	191,776	3.5	592,736	569,475	4.1

Service operating income before amortization (1)
DTH (Shaw Direct)	62,562	58,298	7.3	206,076	167,813	22.8
Satellite Services	9,411	11,612	(19.0)	29,252	34,996	(16.4)

	71,973	69,910	3.0	235,328	202,809	16.0
Less:
Interest expense (2)	6,563	6,564	—	19,688	19,688	—
Cash taxes on net income	9,000	—	100.0	38,000	—	100.0

Cash flow before the following:	56,410	63,346	(10.9)	177,640	183,121	(3.0)

Capital expenditures and equipment costs (net):
Success based (3)	16,989	15,835	7.3	57,372	52,703	8.9
Buildings and other	2,571	2,282	12.7	5,894	4,765	23.7

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	19,560	18,117	8.0	63,266	57,468	10.1

Free cash flow before the following	36,850	45,229	(18.5)	114,374	125,653	(9.0)
Add back:
Non-cash stock option expense	404	—	100.0	1,207	—	100.0

Free cash flow (1)	37,254	45,229	(17.6)	115,581	125,653	(8.0)

Operating Margin (4)	36.3%	36.5%	(0.2)	39.7%	35.6%	4.1

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)
Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay Satellite debt and to fund accumulated cash deficits of Shaw Satellite Services and Shaw Direct.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

(4)	Operating margin adjusted to exclude the one-time CRTC Part II fee recovery in the nine months ended May 31, 2010 would be 35.2%.
Operating Highlights
•	During the quarter Shaw Direct added 1,856 customers and as at May 31, 2010 DTH customers now total 904,965.

•	Free cash flow of $37.3 million for the quarter compares to $45.2 million in the same period last year.

•	In March 2010 Shaw Direct entered into agreements with Telesat to acquire capacity on a new satellite expected to be available in late 2012.

Shaw Communications Inc.
Service revenue of $198.4 million and $592.7 million for the three and nine month periods, respectively, was up 3.5% and 4.1% over the same periods last year. The improvement was primarily due to rate increases and customer growth partially offset by lower revenues in the Satellite services division related to various contract renegotiations.
Service operating income before amortization improved 3.0% and 16.0% over the comparable three and nine month periods, respectively, to $72.0 million and $235.3 million. The improvement in both periods was due to revenue related growth partially offset by LPIF costs. The current nine month period also included a one-time Part II fee recovery of $26.6 million. Excluding the recovery, the year-to-date improvement was 2.9%.
Service operating income before amortization increased $2.5 million over the second quarter primarily due to rate increases and subscriber growth.
Total capital investment of $19.6 million for the quarter compared to $18.1 million in the same period last year. The year-to-date investment of $63.3 million increased over the prior year spend of $57.5 million. Success based capital was higher mainly due to increased activations as well as lower customer pricing. The increase in Buildings and Other was mainly due to the relocation and expansion of the Montreal call centre and upgrades to encoding technology to expand HD capacity.
During the quarter Shaw Direct entered into agreements with Telesat to acquire capacity on a new satellite expected to be available in late 2012. The capacity will provide bandwidth for expanded customer choice, including new HD and other advanced services.
Subscriber Statistics

May 31, 2010
			Three months ended		Nine months ended
				Change		Change
	May 31, 2010	August 31, 2009	Growth	%	Growth	%
DTH customers (1)	904,965	900,941	1,856	0.2	4,024	0.4

(1)	Including seasonal customers who temporarily suspend their service.

Shaw Communications Inc.
OTHER INCOME AND EXPENSE ITEMS
Amortization

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000’s Cdn)	2010	2009	%	2010	2009	%
Amortization revenue (expense) —
Deferred IRU revenue	3,137	3,137	—	9,410	9,410	—
Deferred equipment revenue	29,865	33,341	(10.4)	91,608	100,319	(8.7)
Deferred equipment costs	(56,497)	(62,674)	(9.9)	(174,146)	(186,065)	(6.4)
Deferred charges	(256)	(256)	—	(768)	(768)	—
Property, plant and equipment	(128,348)	(114,492)	12.1	(384,728)	(326,726)	17.8
Other intangibles	(6,443)	(5,895)	9.3	(24,378)	(21,245)	14.7
Amortization of deferred equipment revenue and deferred equipment costs fluctuated over the comparative periods due to the sales mix of equipment, changes in customer pricing on certain equipment and the impact of rental programs.
Amortization of property, plant and equipment and other intangibles increased over the comparable periods as the amortization of capital expenditures exceeded the impact of assets that became fully depreciated.
Amortization of financing costs and Interest expense

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000’s Cdn)	2010	2009	%	2010	2009	%
Amortization of financing costs — long-term debt	962	1,026	(6.2)	3,015	2,918	3.3
Interest expense — debt	61,797	61,083	1.2	185,507	174,647	6.2
Interest expense increased over the comparative nine month period as a result of higher average debt levels partially offset by a lower average cost of borrowing resulting from changes in various components of long-term debt.
Debt retirement costs
During the first quarter, the Company redeemed all of its outstanding US $440 million 8.25% senior notes due April 11, 2010, US $225 million 7.25% senior notes due April 6, 2011 and US $300 million 7.20% senior notes due December 15, 2011. In connection with the early redemption, the Company incurred costs of $79.5 million and wrote-off the remaining discount and finance costs of $2.1 million. The Company used proceeds from its $1.25 billion senior notes issuance in early October 2009 to fund the cash requirements for the redemptions. The refinancing of the three series of US senior notes has reduced the Company’s annual interest expense by approximately $35.0 million.

Shaw Communications Inc.
Loss on financial instruments
On redemption of the US senior notes, the Corporation unwound and settled a portion of the principal components of two of the associated cross-currency agreements and entered into offsetting currency swap transactions and amended agreements for the outstanding notional principal amounts. The associated interest component of the cross-currency interest rate exchange agreements remained outstanding. As these contracts no longer qualify as cash flow hedges, the related loss in accumulated other comprehensive loss of $50.1 million was reclassified to net income. Subsequent changes in the value of these agreements is recorded in net income. The total amount recorded for three and nine months ended May 31, 2010 was a loss of $1.1 million and $47.3 million, respectively.
Other gains
This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“the Partnership”). In addition, the nine month period of the prior year includes a gain of $10.8 million on cancellation of a bond forward contract.
Income taxes
Income taxes were comparable to the same periods last year. Both of the year-to-date periods benefitted from income tax recoveries mainly related to reductions in corporate income tax rates.
Equity loss on investee
During the current quarter, the Company recorded a loss of $2.7 million for its 49.9% equity interest in CW Media acquired on May 3, 2010. The loss was comprised of approximately $7.5 million of service operating income before amortization offset by interest expense of $2.7 million and other costs of $7.6 million. Other costs include the net impact of $6.1 million with respect to fair value adjustments on derivative instruments and foreign exchange losses on US denominated long-term debt.
RISKS AND UNCERTAINTIES
The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2009 Annual Report under the Introduction to the Business – Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis. Developments of note since then are as follows:
Impact of Regulation — Potential for New or Increased Fees
On March 22, 2010 the CRTC introduced a new framework setting out a market-based solution to allow private local television stations to negotiate a fair value for the distribution of their programming with cable and satellite companies. The CRTC is uncertain as to its authority to implement this negotiation regime and is seeking clarification on its jurisdiction under the Broadcasting Act from the Federal Court of Appeal. As a result, depending on the decision of the Court, and impact of other interveners, it is possible that a monetary and/or non-monetary negotiated compensation regime could arise.

Shaw Communications Inc.
FINANCIAL POSITION
Total assets at May 31, 2010 were $9.9 billion compared to $8.9 billion at August 31, 2009. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2009.
Current assets declined by $397.0 million primarily due to decreases in cash and cash equivalents and short-term securities of $453.2 million partially offset by the derivative instrument of $58.9 million and an increase in accounts receivable of $5.9 million. Cash and cash equivalents were used to purchase Mountain Cable and partially fund the US senior notes redemptions in October while short-term securities decreased as cash was used to partially fund an interest in CW Media in May. Accounts receivable were up due to rate increases, subscriber growth and timing of cash collections. The derivative instrument arose upon payment of $57.5 million to enter into an offsetting currency swap transaction for the outstanding notional principal amount (i.e. end of swap notional exchanges) under certain of the remaining cross-currency interest rate exchange agreements.
Investments and other assets increased by $708.5 million due to the acquisition of an initial interest in CW Media of $742.9 million, including transaction costs, and the purchase of a Government of Canada bond for $159.0 million partially offset by reclassifying $190.9 million of spectrum license deposits to intangibles.
Property, plant and equipment and other intangibles increased by $135.1 million and $17.4 million, respectively as current year capital investment and amounts acquired on the Mountain Cable acquisition exceeded amortization.
Deferred charges declined by $17.1 million due to a decrease in deferred equipment costs of $18.9 million.
Broadcast rights and goodwill increased $245.0 million and $81.0 million, respectively, due to the acquisition of Mountain Cable in Hamilton, Ontario.
Spectrum licenses of $190.9 million arose in the first quarter as the Company received its ownership compliance decision from Industry Canada and was granted its AWS licenses.
Current liabilities (excluding current portion of long-term debt and derivative instruments) were up $24.5 million due to a decrease in accounts payable of $96.8 million offset by increases in bank indebtedness of $5.3 million, income taxes payable of $106.5 million and unearned revenue of $9.5 million. Accounts payable and accrued liabilities declined due to the impact of the Part II fee recovery and a net decrease in trade and other payables. Income taxes payable were up due to the current year income tax expense and unearned revenue increased due to the acquisition of Mountain Cable, customer growth and rate increases.

Shaw Communications Inc.
Total long-term debt increased $830.6 million as a result of $1.88 billion in net proceeds on the $1.25 billion and $650.0 million senior note issuances partially offset by the payment of $1.02 billion on the early redemption of US $440 million senior notes, US $225 million senior notes and US $300 million senior notes and a decrease of $40.5 million relating to the translation of these US denominated senior notes prior to the redemption dates. The current portion of long-term debt decreased due to the early redemption of US $440 million senior notes due in April 2010.
Other long-term liabilities increased by $178.9 million due to the reclassification of $158.1 million from derivative instruments in respect to the liability for the principal components of the US $300,000 amended cross-currency interest exchange agreements and current year defined benefit pension plan expense.
Derivative instruments (including current portion) decreased $368.2 million due to the payment of $146.1 million to unwind and settle a portion of the principal component of two of the cross-currency interest rate exchange agreements related to the US senior notes in October, the end of swap notional exchange relating to one of the remaining outstanding cross-currency interest rate agreements for which the Company had paid $88.4 million for an offsetting currency swap transaction and the aforementioned reclassification of $158.1 million, all of which were partially offset by the current year derivative loss, including $40.5 million in respect of the foreign exchange loss on the notional amounts of the derivatives relating to the hedged long-term debt prior to the redemption dates.
Deferred credits declined $16.6 million due to amortization of deferred IRU revenue of $9.4 million and a decrease in deferred equipment revenue of $6.5 million.
Future income taxes increased $88.5 million primarily due to the acquisition of Mountain Cable.
Share capital increased $128.2 million primarily due to the issuance of 6,141,250 Class B Non-Voting Shares in connection with the acquisition of Mountain Cable for $120.0 million and the issuance of 2,393,048 Class B Non-Voting Shares under the Company’s option plans for $41.3 million partially offset by the repurchase of 6,100,000 Class B Non-Voting Shares for $118.1 million of which $33.0 million reduced stated share capital and $85.1 million was charged against retained earnings. As of June 15, 2010, share capital is as reported at May 31, 2010 with the exception of the issuance of 129,050 Class B Non-Voting Shares upon exercise of options subsequent to the quarter end. Contributed surplus increased due to stock-based compensation expense recorded in the current year. Accumulated other comprehensive loss decreased primarily due to reclassifying the remaining losses on the cross-currency interest rate exchange agreements into income upon redemption of the underlying US denominated long-term debt.

Shaw Communications Inc.
LIQUIDITY AND CAPITAL RESOURCES
In the current year, the Company generated $445.8 million of free cash flow. Shaw used its free cash flow along with net proceeds of $1.88 billion from its two senior notes offerings, cash of $458.5 million, proceeds on issuance of Class B Non-Voting Shares of $39.3 million and other net items of $26.0 million to redeem the three series of US dollar denominated senior notes for $1.02 billion, pay $291.9 million on cross-currency interest rate swap agreements, pay $79.5 million in debt retirement costs, pay $741.7 million in respect of its initial investment in CW Media, purchase $118.1 million of Class B Non-Voting Shares for cancellation, pay common share dividends of $276.9 million, purchase the Hamilton cable system for $159.0 million, purchase a Government of Canada bond for $159.0 million and pay $9.2 million for Wireless capital expenditures.
During the first quarter, the Company redeemed all of its outstanding US $440 million 8.25% senior notes due April 11, 2010 and US $225 million 7.25% due April 6, 2011 on October 13, 2009, and its US $300 million 7.20% senior notes due December 15, 2011 on October 20, 2009. The net proceeds from the $1.25 billion 5.65% senior note issuance due 2019 were used to fund the majority of the cash requirements for the redemptions including the make-whole premiums and payments in respect of the associated cross-currency interest rate exchange agreements. The Company also issued $650.0 million senior notes at a rate of 6.75% due 2039. The net proceeds from this offering were used for working capital and general corporate purposes while excess funds are held in a Government of Canada bond.
On November 16, 2009, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 35,000,000 Class B Non-Voting Shares during the period November 19, 2009 to November 18, 2010. During the current year, the Company repurchased 6,100,000 Class B Non-Voting Shares for $118.1 million.
At May 31, 2010, Shaw had access to $1 billion of available credit facilities. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the remainder of the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.
CASH FLOW
Operating Activities

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000’s Cdn)	2010	2009	%	2010	2009	%
Funds flow from operations	350,810	356,046	(1.5)	1,047,968	1,002,521	4.5
Net decrease (increase) in non-cash working capital balances related to operations	(22,266)	(27,955)	20.4	(6,277)	28,166	>100

	328,544	328,091	0.1	1,041,691	1,030,687	1.1

Funds flow from operations increased over the comparative nine month period primarily due to growth in service operating income before amortization offset by current income tax expense. The net change in non-cash working capital balances over the comparable periods is mainly due to the reduction in accounts payable and accrued liabilities in the current year as a result of the reversal of the previously accrued Part II fees and timing of payment of various trade and other payables, an increase in current taxes payable as the Company became cash taxable in the fourth quarter of the prior year and timing of collection of accounts receivable.

Shaw Communications Inc.
Investing Activities

	Three months ended May 31,			Nine months ended May 31,
($000’s Cdn)	2010	2009	Increase	2010	2009	Increase
Cash flow used in investing activities	(922,163)	(201,292)	720,871	(1,638,068)	(788,927)	849,141
The cash used in investing activities increased over the comparable periods primarily due the cash outlay of $741.7 million in respect of the Company’s initial investment in CW Media. The nine month period was also impacted by the business acquisition of Mountain Cable in Hamilton, Ontario and investing certain excess funds from the $650.0 million senior notes issuance in a Government of Canada bond in the current year partially offset by the final cash outlay in the prior year in respect of deposits for the wireless spectrum licenses.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended May 31,		Nine months ended May 31,
(In $millions Cdn)	2010	2009	2010	2009
Bank loans and bank indebtedness — net borrowings (repayments)	5.3	(128.9)	5.3	(99.2)
Issuance of Cdn $1.25 billion 5.65% senior notes	—	—	1,246.0	—
Issuance of Cdn $650 million 6.75% senior notes	—	—	645.6	—
Issuance of Cdn $600 million 6.50% senior notes	—	598.2	—	598.2
Senior notes issuance costs	(0.2)	(4.6)	(10.1)	(4.6)
Redemption of US $440 million 8.25% senior notes	—	—	(465.5)	—
Redemption of US $225 million 7.25% senior notes	—	—	(238.1)	—
Redemption of US $300 million 7.20% senior notes	—	—	(312.6)	—
Redemption of Videon CableSystems Inc. 8.15% Senior Debentures	—	(130.0)	—	(130.0)
Payments on cross-currency agreements	—	—	(291.9)	—
Debt retirement costs	—	(9.2)	(79.5)	(9.2)
Dividends	(95.1)	(90.3)	(276.9)	(261.6)
Repayment of Partnership debt	(0.1)	(0.1)	(0.4)	(0.4)
Issue of Class B Non-Voting Shares	13.8	3.2	39.3	52.9
Purchase of Class B Non-Voting Shares for cancellation	—	—	(118.1)	(33.6)
Proceeds on cancellation of bond forward contract	—	—	—	10.8

	(76.3)	238.3	143.1	123.3

Shaw Communications Inc.
SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service operating			Funds flow
	Service	income before		Basic earnings	from
($000’s Cdn except per share amounts)	revenue	amortization (1) (3)	Net income (3)	per share (3)(4)	operations (2)
2010
Third	943,632	435,822	158,216	0.37	350,810
Second	929,142	424,825	138,712	0.32	358,206
First	905,934	474,952	114,229	0.26	338,952
2009
Fourth	872,919	394,900	124,265	0.29	321,319
Third	861,382	395,547	132,151	0.31	356,046
Second	839,144	381,832	156,585	0.37	334,508
First	817,468	368,330	123,474	0.29	311,967
2008
Fourth	805,700	370,406	133,032	0.31	321,276

(1)	See definition and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is presented before changes in net non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

(3)	2009 and 2008 are restated for the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. See update to critical accounting policies and estimates on page 19.

(4)	Diluted earnings per share equals basic earnings per share except for the second quarter of 2009 where diluted earnings per share is $0.36.
Generally, service revenue and service operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases. Net income has fluctuated quarter-over-quarter primarily as a result of the growth in service operating income before amortization described above, the impact of the net change in non-operating items such as debt retirement costs, loss on financial instruments, and the impact of corporate income tax rate reductions. Net income declined by $10.0 million in the first quarter of 2010 mainly due to debt retirement costs of $81.6 million in respect of the US senior note redemptions, the loss on financial instruments of $44.6 million, the total of which was partially offset by higher service operating income before amortization of $80.1 million (which includes the impact of the one-time Part II fee recovery of $75.3 million) and lower income taxes of $28.9 million. The lower income taxes were due to lower net income before taxes and an income tax recovery of $17.6 million related to reductions in corporate income tax rates in the first quarter of 2010. Net income increased by $24.5 million in the second quarter of 2010 due to the aforementioned items recorded in the previous quarter and the impact of customer growth, the Mountain Cable acquisition and lower costs including employee related and marketing expenses all of which were partially offset by increased taxes on higher net income before taxes. During the third quarter of 2010, net income increased by $19.5 million mainly due to higher service operating income before amortization and lower amortization. During the second quarter of 2009, the Company recorded a future tax recovery related to reduction in corporate income tax rates which contributed $22.6 million to net income. Net income declined by $24.4 million in the third quarter of 2009 primarily due to the tax recovery recorded in the immediately preceding quarter. The decline in net income in the first and fourth quarters of 2009 of $9.6 million and $7.9 million, respectively, is mainly due to an increase in amortization expense. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

Shaw Communications Inc.
ACCOUNTING STANDARDS
Update to critical accounting policies and estimates
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2009 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. Also described therein was a new accounting policy that the Company is required to adopt in fiscal 2010 as a result of changes in Canadian accounting pronouncements. The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.
Goodwill and intangible assets
In 2010, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. As a result, connection costs that had been previously deferred and amortized, no longer meet the recognition criteria for intangible assets. In addition, the new standard requires computer software, that is not an integral part of the related hardware, to be classified as an intangible asset.
The provisions of Section 3064 were adopted retrospectively with restatement of prior periods. The impact on the Consolidated Balance Sheets as at May 31, 2010 and August 31, 2009 and on the Consolidated Statements of Income and Retained Earnings for the three and nine months ended May 31, 2010 and 2009 is as follows:

	Increase (decrease)
	May 31, 2010	August 31, 2009
	$	$
Consolidated balance sheets:
Property, plant and equipment	(122,599)	(105,180)
Deferred charges	(3,436)	(3,383)
Intangibles	122,599	105,180
Future income taxes	(868)	(863)
Retained earnings	(2,568)	(2,520)

Decrease in retained earnings:
Adjustment for change in accounting policy	(2,520)	(3,756)
Increase (decrease) in net income	(48)	1,236

	(2,568)	(2,520)

Shaw Communications Inc.

	Three months ended May 31,		Nine months ended May 31,
	2010	2009	2010	2009
	$	$	$	$
Consolidated statements of income:
Decrease (increase) in operating, general and administrative expenses	(370)	277	(53)	1,287
Decrease in amortization of property, plant and equipment	6,443	5,895	24,378	21,245
Increase in amortization of other intangibles	(6,443)	(5,895)	(24,378)	(21,245)
Decrease (increase) in income tax expense	94	(71)	5	(328)

Increase (decrease) in net income and comprehensive income	(276)	206	(48)	959

Increase (decrease) in earnings per share	—	—	—	—

Recent accounting pronouncements:
International Financial Reporting Standards (IFRS)
In February 2009, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The table below outlines the phases involved in the changeover to IFRS.

Phase	Description and status
Impact assessment and planning	This phase includes establishment of a project team and high-level review to determine potential significant differences under IFRS as compared to Canadian GAAP. This phase has been completed and as a result, the Company has developed a transition plan and a preliminary timeline to comply with the changeover date while recognizing that project activities and timelines may change as a result of unexpected developments.

Design and development — key elements	This phase includes (i) an in-depth review to identify and assess accounting and reporting differences, (ii) evaluation and selection of accounting policies, (iii) assessment of impact on information systems, internal controls, and business activities, and (iv) training and communication with key stakeholders.

During 2009, the Company completed its preliminary identification and assessment of accounting and reporting differences. In addition, training was provided to certain key employees involved in or directly impacted by the conversion process.

During the current year, the assessment of the impact on information systems was completed and the design phase of system changes has commenced. The Company has completed further in-depth evaluations of those areas initially identified as being potential accounting and reporting differences, as well as the evaluation of IFRS 1 elections/exemptions and preliminary selection of elections for presentation to the Company’s Audit Committee.

Implementation	This phase includes integration of solutions into processes and financial systems that are required for the conversion to IFRS and parallel reporting during the year prior to transition including proforma financial statements and note disclosures. Process solutions will incorporate required revisions to internal controls during the changeover and on an on-going basis.

Shaw Communications Inc.
2010 GUIDANCE
The Company’s preliminary view with respect to 2010 guidance was provided coincident with the release of its fourth quarter results on October 23, 2009. It called for consolidated service operating income before amortization to increase by 14% or more including the impact of a one-time CRTC Part II fee recovery, and free cash flow to be comparable to 2009 after considering the full year impact of cash taxes and continued capital investment. Excluding the impact of the Part II fee recovery and the expected contribution from Mountain Cable this represents an organic growth rate of approximately 8%.
There are no revisions to the guidance at this time. This guidance is with respect to the consolidated Cable and Satellite segments. The investment associated with the Wireless build is being tracked and reported separately from the free cash flow generated from ongoing operations. The Company plans to invest up to $100 million through to the end of the fiscal year on its Wireless initiative.
Certain important assumptions for 2010 guidance purposes include: customer growth continuing generally in line with historical trends; stable pricing environment for Shaw’s products relative to today’s rates; no significant market disruption or other significant changes in competition or regulation that would have a material impact; cash income taxes to be paid or payable in 2010; and a stable regulatory fee environment. While the Company does anticipate continued slower economic conditions in Western Canada, it does not see any material changes to its business at this time.
See the section below entitled “Caution Concerning Forward-Looking Statements”.
CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements included and incorporated by reference herein may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions, some of which are noted above, and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include but are not limited to general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs, and industry structure and stability.

Shaw Communications Inc.
Whether actual results and developments will conform with expectations and predictions of the Company is subject to a number of factors including, but not limited to, general economic, market or business conditions; the opportunities that may be available to Shaw; Shaw’s ability to execute its strategic plans; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
You should not place undue reliance on any such forward-looking statements. The Company utilizes forward-looking statements in assessing its performance. Certain investors, analysts and others, utilize the Company’s financial guidance and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for other purposes.
Any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for the Company to predict what factors will arise or when. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(unaudited)

[thousands of Canadian dollars]	May 31, 2010	August 31, 2009
		Restated — note 1
ASSETS
Current
Cash and cash equivalents	—	253,862
Short-term securities	—	199,375
Accounts receivable	200,353	194,483
Inventories	52,019	52,304
Prepaids and other	31,024	35,688
Derivative instrument [note 10]	58,894	—
Future income taxes	18,410	21,957

	360,700	757,669
Investments and other assets [notes 10 and 11]	903,380	194,854
Property, plant and equipment	2,851,500	2,716,364
Deferred charges	239,253	256,355
Intangibles
Broadcast rights [note 3]	5,061,153	4,816,153
Spectrum licenses [note 1]	190,912	—
Goodwill [note 3]	169,143	88,111
Other intangibles	122,598	105,180

	9,898,639	8,934,686

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	5,262	—
Accounts payable and accrued liabilities	466,322	563,110
Income taxes payable	131,828	25,320
Unearned revenue	143,308	133,798
Current portion of long-term debt [note 4]	548	481,739
Derivative instruments [note 10]	84,012	173,050

	831,280	1,377,017
Long-term debt [note 4]	3,980,561	2,668,749
Other long-term liabilities [note 9]	283,885	104,964
Derivative instruments [note 10]	13,411	292,560
Deferred credits	642,496	659,073
Future income taxes	1,425,387	1,336,859

	7,177,020	6,439,222

Shareholders’ equity
Share capital [note 5]	2,242,031	2,113,849
Contributed surplus [note 5]	49,321	38,022
Retained earnings	431,380	382,227
Accumulated other comprehensive loss [note 7]	(1,113)	(38,634)

	2,721,619	2,495,464

	9,898,639	8,934,686

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND
RETAINED EARNINGS
(unaudited)

	Three months ended May 31,		Nine months ended May 31,
[thousands of Canadian dollars except per share amounts]	2010	2009	2010	2009
		Restated — note 1		Restated — note 1

Service revenue [note 2]	943,632	861,382	2,778,708	2,517,994
Operating, general and administrative expenses	507,810	465,835	1,443,109	1,372,285

Service operating income before amortization [note 2]	435,822	395,547	1,335,599	1,145,709
Amortization:
Deferred IRU revenue	3,137	3,137	9,410	9,410
Deferred equipment revenue	29,865	33,341	91,608	100,319
Deferred equipment costs	(56,497)	(62,674)	(174,146)	(186,065)
Deferred charges	(256)	(256)	(768)	(768)
Property, plant and equipment	(128,348)	(114,492)	(384,728)	(326,726)
Other intangibles	(6,443)	(5,895)	(24,378)	(21,245)

Operating income	277,280	248,708	852,597	720,634
Amortization of financing costs — long-term debt	(962)	(1,026)	(3,015)	(2,918)
Interest expense — debt [note 2]	(61,797)	(61,083)	(185,507)	(174,647)

	214,521	186,599	664,075	543,069
Debt retirement costs	—	(8,255)	(81,585)	(8,255)
Loss on financial instruments [note 10]	(1,131)	—	(47,280)	—
Other gains (losses)	(1,013)	9,822	8,342	18,816

Income before income taxes	212,377	188,166	543,552	553,630
Current income tax expense [note 2]	22,051	—	127,332	—
Future income tax expense	29,410	55,903	2,363	141,321

Income before the following	160,916	132,263	413,857	412,309
Equity income loss on investee [note 11]	(2,700)	(112)	(2,700)	(99)

Net income	158,216	132,151	411,157	412,210
Retained earnings, beginning of period	368,264	309,384	384,747	226,408
Adjustment for adoption of new accounting policy [note 1]	—	(3,003)	(2,520)	(3,756)

Retained earnings, beginning of period restated	368,264	306,381	382,227	222,652
Reduction on Class B Non-Voting Shares purchased for cancellation [note 5]	—	—	(85,143)	(25,017)
Dividends — Class A Shares and Class B Non-Voting Shares	(95,100)	(90,260)	(276,861)	(261,573)

Retained earnings, end of period	431,380	348,272	431,380	348,272

Earnings per share [note 6]
Basic and diluted	0.37	0.31	0.95	0.96

[thousands of shares]
Weighted average participating shares outstanding during period	432,323	429,877	432,595	428,828
Participating shares outstanding, end of period	432,672	429,985	432,672	429,985

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND
ACCUMULATED OTHER COMPREHENSIVE LOSS
(unaudited)

	Three months ended May 31,		Nine months ended May 31,
[thousands of Canadian dollars]	2010	2009	2010	2009
		Restated — note 1		Restated — note 1

Net income	158,216	132,151	411,157	412,210

Other comprehensive income (loss) [note 7]
Change in unrealized fair value of derivatives designated as cash flow hedges	(589)	(167,756)	(52,222)	20,033
Realized gains on cancellation of forward purchase contracts	—	—	—	9,314
Adjustment for hedged items recognized in the period	1,730	2,960	12,643	8,983
Reclassification of foreign exchange loss (gain) on hedging derivatives to income to offset foreign exchange adjustments on US denominated debt	—	149,610	34,940	(24,603)
Reclassification of remaining losses on hedging derivatives to income upon early redemption of hedged US denominated debt	—	—	42,658	—
Unrealized loss on available-for-sale investment	(786)	—	(496)	—
Unrealized foreign exchange gain (loss) on translation of a self- sustaining foreign operation	(1)	(83)	(2)	30

	354	(15,269)	37,521	13,757

Comprehensive income	158,570	116,882	448,678	425,967

Accumulated other comprehensive loss, beginning of period	(1,467)	(28,648)	(38,634)	(57,674)
Other comprehensive income (loss)	354	(15,269)	37,521	13,757

Accumulated other comprehensive loss, end of period	(1,113)	(43,917)	(1,113)	(43,917)

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended May 31,		Nine months ended May 31,
[thousands of Canadian dollars]	2010	2009	2010	2009
		Restated — note 1		Restated — note 1
OPERATING ACTIVITIES [note 8]
Funds flow from operations	350,810	356,046	1,047,968	1,002,521
Net decrease (increase) in non-cash working capital balances related to operations	(22,266)	(27,955)	(6,277)	28,166

	328,544	328,091	1,041,691	1,030,687

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(150,733)	(164,029)	(481,290)	(474,190)
Additions to equipment costs (net) [note 2]	(20,733)	(22,350)	(72,221)	(91,903)
Additions to other intangibles [note 2]	(11,079)	(14,462)	(25,859)	(46,005)
Proceeds on cancellation of US forward purchase contracts	—	—	—	13,384
Net reduction (addition) to inventories	5,015	(708)	535	(13,259)
Deposits on wireless spectrum licenses	—	—	—	(152,465)
Cable business acquisition [note 3]	(3,111)	66	(158,805)	(46,300)
Purchase of Government of Canada bond [note 10]	—	—	(158,968)	—
Proceeds on disposal of property, plant and equipment [note 2]	150	191	261	21,811
Addition to investments and other assets [note 11]	(741,672)	—	(741,721)	—

	(922,163)	(201,292)	(1,638,068)	(788,927)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	5,262	(13,827)	5,262	(44,201)
Increase in long-term debt, net of discounts	—	598,224	1,891,656	839,839
Senior notes issuance costs	(159)	(4,684)	(10,077)	(4,684)
Long-term debt repayments	(136)	(245,128)	(1,016,572)	(426,993)
Payments on cross-currency agreements [note 10]	—	—	(291,920)	—
Debt retirement costs	—	(9,161)	(79,488)	(9,161)
Proceeds on cancellation of bond forward contract	—	—	—	10,757
Issue of Class B Non-Voting Shares, net of after-tax expenses [note 5]	13,803	3,158	39,291	52,853
Purchase of Class B Non-Voting Shares for cancellation [note 5]	—	—	(118,150)	(33,574)
Dividends paid on Class A Shares and Class B Non-Voting Shares	(95,100)	(90,260)	(276,861)	(261,573)

	(76,330)	238,322	143,141	123,263

Effect of currency translation on cash balances and cash flows	—	(74)	(1)	24

Increase (decrease) in cash	(669,949)	365,047	(453,237)	365,047
Cash, beginning of the period	669,949	—	453,237	—

Cash, end of the period	—	365,047	—	365,047

Cash includes cash, cash equivalents and short-term securities
See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2009.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.
Spectrum licenses
During the first quarter, the Company received its ownership compliance decision from Industry Canada and was granted its Advanced Wireless Spectrum (“AWS”) licenses. Accordingly, the deposits on spectrum licenses were then reclassified from Investments and other assets to Intangibles. AWS licenses have indefinite useful lives and are not amortized but will be subject to an annual review for impairment by comparing the estimated fair value to the carrying amount.
Adoption of recent accounting pronouncements
Goodwill and intangible assets
Effective September 1, 2009, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. As a result, connection costs that had been previously deferred and amortized, no longer meet the recognition criteria for intangible assets. In addition, the new standard requires computer software, that is not an integral part of the related hardware, to be classified as an intangible asset.
The provisions of Section 3064 were adopted retrospectively with restatement of prior periods. The impact on the Consolidated Balance Sheets as at May 31, 2010 and August 31, 2009 and on the Consolidated Statements of Income and Retained Earnings for the three and nine months ended May 31, 2010 and 2009 is as follows:

	Increase (decrease)
	May 31, 2010	August 31, 2009
	$	$
Consolidated balance sheets:
Property, plant and equipment	(122,599)	(105,180)
Deferred charges	(3,436)	(3,383)
Intangibles	122,599	105,180
Future income taxes	(868)	(863)
Retained earnings	(2,568)	(2,520)

Decrease in retained earnings:
Adjustment for change in accounting policy	(2,520)	(3,756)
Increase (decrease) in net income	(48)	1,236

	(2,568)	(2,520)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]

	Three months ended May 31,		Nine months ended May 31,
	2010	2009	2010	2009
	$	$	$	$
Consolidated statements of income:
Decrease (increase) in operating, general and administrative expenses	(370)	277	(53)	1,287
Decrease in amortization of property, plant and equipment	6,443	5,985	24,378	21,245
Increase in amortization of other intangibles	(6,443)	(5,895)	(24,378)	(21,245)
Decrease (increase) in income tax expense	94	(71)	5	(328)

Increase (decrease) in net income and comprehensive income	(276)	206	(48)	959

Increase (decrease) in earnings per share	—	—	—	—

The cash outflows for additions to other intangibles have been reclassified from property, plant and equipment and presented separately in the Consolidated Statements of Cash Flows for the three and nine months ended May 31, 2010 and 2009.
Recent accounting pronouncements
International Financial Reporting Standards (IFRS)
In February 2009, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The Company has developed its plan and has completed the preliminary identification and assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP. Evaluation of accounting policies is in progress; however, at this time, the full impact of adopting IFRS is not reasonably estimable or determinable.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
2. BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); DTH satellite services (Shaw Direct); and, satellite distribution services (“Satellite Services”). During the current quarter, the Company commenced its initial wireless activities and began reporting this new business as a separate operating unit. All of these operations are substantially located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended May 31,		Nine months ended May 31,
	2010	2009	2010	2009
	$	$	$	$
Service revenue
Cable	746,322	670,977	2,189,505	1,952,142
DTH	181,962	172,639	541,328	512,223
Satellite Services	20,595	22,604	62,208	68,193

	948,879	866,220	2,793,041	2,532,558

Inter segment —
Cable	(1,111)	(1,371)	(3,533)	(3,623)
DTH	(3,261)	(2,592)	(8,175)	(8,316)
Satellite Services	(875)	(875)	(2,625)	(2,625)

	943,632	861,382	2,778,708	2,517,994

Service operating income before amortization (2)
Cable	363,939	325,637	1,100,361	942,900
DTH	62,562	58,298	206,076	167,813
Satellite Services	9,411	11,612	29,252	34,996
Wireless	(90)	—	(90)	—

	435,822	395,547	1,335,599	1,145,709

Interest (1)
Cable	51,849	54,180	161,767	153,937
DTH and Satellite Services	6,563	6,564	19,688	19,688
Wireless (3)	3,055	—	3,055	—
Burrard Landing Lot 2 Holdings Partnership	330	339	997	1,022

	61,797	61,083	185,507	174,647

Cash taxes (1)
Cable	31,001	—	119,005	—
DTH and Satellite Services	9,000	—	38,000	—
Other/non-operating	(17,950)	—	(29,673)	—

	22,051	—	127,332	—

(1)
The Company reports interest and cash taxes on a segmented basis for Cable, Wireless and combined satellite only. It does not report interest or cash taxes on a segmented basis for DTH and Satellite Services.

(2)	The nine months ended May 31, 2010 includes the impact of a one-time CRTC Part II fee recovery of $48,662 for Cable and $26,570 for combined satellite.

(3)	Interest is allocated to the Wireless division based on the Company’s average cost of borrowing to fund the capital expenditures and operating costs.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ending May 31,		Nine months ending May 31,
	2010	2009	2010	2009
	$	$	$	$
Capital expenditures accrual basis
Cable	148,134	153,517	444,557	426,381
Corporate	20,307	6,877	43,906	53,735

Sub-total Cable including corporate	168,441	160,394	488,463	480,116
Satellite (net of equipment profit)	1,885	1,547	3,924	2,508
Wireless	9,178	—	9,178	—

	179,504	161,941	501,565	482,624

Equipment costs (net of revenue received)
Cable	3,058	1,765	12,879	27,575
Satellite	17,675	16,570	59,342	54,960

	20,733	18,335	72,221	82,535

Capital expenditures and equipment costs (net)
Cable	171,499	162,159	501,342	507,691
Satellite	19,560	18,117	63,266	57,468
Wireless	9,178	—	9,178	—

	200,237	180,276	573,786	565,159

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	150,733	164,029	481,290	474,190
Additions to equipment costs (net)	20,733	22,350	72,221	91,903
Additions to other intangibles	11,079	14,462	25,859	46,005

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	182,545	200,841	579,370	612,098
Increase (decrease) in working capital related to capital expenditures	18,620	(15,491)	(3,095)	(13,206)
Less: Realized gains on cancellation of US dollar forward purchase contracts (1)	—	(4,015)	—	(9,368)
Less: Proceeds on disposal of property, plant and equipment	(150)	(191)	(261)	(21,811)
Less: Satellite equipment profit (2)	(778)	(868)	(2,228)	(2,554)

Total capital expenditures and equipment costs (net) reported by segments	200,237	180,276	573,786	565,159

(1)
During the first quarter of the prior year, the Company realized gains totaling $13,384 on cancellation of certain of its US dollar forward purchase contracts in respect of capital expenditures and equipment costs. The gains were included in other comprehensive income and reclassified to the initial carrying amount of capital assets or equipment costs when the assets were recognized.

(2)
The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets

	May 31, 2010
			Satellite
	Cable	DTH	Services	Wireless	Total
	$	$	$	$	$
Segment assets	7,059,126	842,946	486,879	200,090	8,589,041

Corporate assets					1,309,598

Total assets					9,898,639

	August 31, 2009
			Satellite
	Cable	DTH	Services	Wireless	Total
	$	$	$	$	$
Segment assets	6,599,120	855,283	498,720	190,912	8,144,035

Corporate assets					790,651

Total assets					8,934,686

3. BUSINESS ACQUISITION

May 31, 2010
		Issuance of Class B	Total purchase
	Cash(1)	Non-Voting Shares	price
	$	$	$
Cable system	163,875	120,000	283,875

(1)	The cash consideration paid, net of cash acquired of $5,070, was $158,805.
A summary of net assets acquired on the Hamilton cable business acquisition, accounted for as a purchase, is as follows:

$
Net assets acquired at assigned fair values
Investments	206
Property, plant and equipment	57,796
Broadcast rights	245,000
Goodwill, not deductible for tax	81,032

384,034
Working capital deficiency	(27,397)
Future income taxes	(72,762)

283,875

The Company closed the purchase of all of the outstanding shares of Mountain Cablevision in Hamilton, Ontario in late October 2009. The cable system serves approximately 41,000 basic subscribers and results of operations have been included commencing November 1, 2009.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
4. LONG-TERM DEBT

		May 31, 2010			August 31, 2009
					Translated	Adjustment
		Long-term		Long-term	at year	for hedged
	Effective	debt at	Adjustment	debt	end	debt and	Long-term
	interest	amortized	for finance	repayable at	exchange	finance	debt repayable
	rates	cost(1)	costs(1)	maturity	rate (1)	costs (1) (2)	at maturity
	%	$	$	$	$	$	$
Corporate
Senior notes-
Cdn $600,000 6.50% due June 2, 2014	6.56	594,653	5,347	600,000	593,824	6,176	600,000
Cdn $400,000 5.70% due March 2, 2017	5.72	396,004	3,996	400,000	395,646	4,354	400,000
Cdn $450,000 6.10% due November 16, 2012	6.11	447,520	2,480	450,000	446,836	3,164	450,000
Cdn $300,000 6.15% due May 9, 2016	6.34	292,731	7,269	300,000	291,987	8,013	300,000
Cdn $1,250,000 5.65% due October 1, 2019 (3)	5.69	1,240,500	9,500	1,250,000	—	—	—
Cdn $650,000 6.75% due November 9, 2039 (4)	6.80	641,675	8,325	650,000	—	—	—
US $440,000 8.25% due April 11, 2010 (2)	7.88	—	—	—	481,198	161,422	642,620
US $225,000 7.25% due April 6, 2011 (2)	7.68	—	—	—	245,632	110,206	355,838
US $300,000 7.20% due December 15, 2011 (2)	7.61	—	—	—	327,512	149,338	476,850
Cdn $350,000 7.50% due November 20, 2013	7.50	346,942	3,058	350,000	346,380	3,620	350,000

		3,960,025	39,975	4,000,000	3,129,015	446,293	3,575,308

Other subsidiaries and entities
Burrard Landing Lot 2 Holdings Partnership	6.31	21,084	88	21,172	21,473	101	21,574

Total consolidated debt		3,981,109	40,063	4,021,172	3,150,488	446,394	3,596,882
Less current portion (5)		548	19	567	481,739	161,422	643,161

		3,980,561	40,044	4,020,605	2,668,749	284,972	2,953,721

(1)	Long-term debt, excluding bank loans, is presented net of unamortized discounts, finance costs and bond forward proceeds of $40,063. (August 31, 2009 — $27,761).

(2)
Foreign denominated long-term debt was translated at the year-end foreign exchange rate of 1.095 Cdn. If the rate of translation had been adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fixed the liability for interest and principal), long-term debt would have increased by $418,633. The US senior notes were redeemed in October 2009.

(3)
On October 1, 2009 the Company issued $1,250,000 of senior notes at a rate of 5.65%. The effective rate is 5.69% due to the discount on issuance. The senior notes are unsecured obligations that rank equally and ratably with all existing and future senior unsecured indebtedness. The notes are redeemable at the Company’s option at any time in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium.

(4)
On November 9, 2009, the Company issued $650,000 of senior notes at a rate of 6.75%. The effective rate is 6.80% due to the discount on issuance. The senior notes are unsecured obligations that rank equally and ratably with all existing and future senior unsecured indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium.

(5)	Current portion of long-term debt at May 31, 2010 includes the amount due within one year on the Partnership’s mortgage bonds.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
5. SHARE CAPITAL
Issued and outstanding
Changes in Class A Share and Class B Non-Voting Share capital during the nine months ended May 31, 2010 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$
August 31, 2009	22,520,064	2,468	407,717,782	2,111,381
Issued upon stock option plan exercises	—	—	2,393,048	41,319
Issued in respect of an acquisition (note 3)	—	—	6,141,250	120,000
Share issue costs	—	—	—	(130)
Purchase of shares for cancellation	—	—	(6,100,000)	(33,007)

May 31, 2010	22,520,064	2,468	410,152,080	2,239,563

Purchase of shares for cancellation
During the nine months ended May 31, 2010, the Company purchased 6,100,000 Class B Non-Voting Shares for cancellation for $118,150 of which $33,007 reduced the stated capital of the Class B Non-Voting Shares and $85,143 was charged against retained earnings.
Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Options granted up to May 31, 2010 vest evenly on the anniversary dates from the original grant at either 25% per year over four years or 20% per year over five years. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under the plan may not exceed 52,000,000. To date 13,634,664 Class B Non-Voting Shares have been issued under the plan. During the nine months ended May 31, 2010, 2,393,048 options were exercised for $39,421.
The changes in options for the nine months ended May 31, 2010 are as follows:

		Weighted average
		exercise price
	Number	$
Outstanding, beginning of period	23,714,667	20.21
Granted	961,000	19.69
Forfeited	(666,548)	20.82
Exercised	(2,393,048)	16.47

Outstanding, end of period	21,616,071	20.58

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
The following table summarizes information about the options outstanding at May 31, 2010:

	Number	Weighted
	outstanding	average	Weighted	Number exercisable	Weighted
	at	remaining	average	at	average
Range of prices	May 31, 2010	contractual life	exercise price	May 31, 2010	exercise price
$8.69	20,000	3.39	$8.69	20,000	$8.69
$14.85 – $22.27	13,646,821	6.73	$18.34	6,707,215	$17.09
$22.28 – $26.20	7,949,250	7.26	$24.46	3,971,250	$24.46
The weighted average estimated fair value at the date of the grant for common share options granted was $3.05 per option (2009 — $nil per option) and $3.12 per option (2009 — $3.78 per option) for the three and nine months ended, respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended May 31,		Nine months ended May 31,
	2010	2009	2010	2009
Dividend yield	4.41%	—	4.31%	3.73%
Risk-free interest rate	2.31%	—	2.37%	2.66%
Expected life of options	5 years	—	5 years	5 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	26.1%	—	26.4%	25.7%
Contributed surplus
The changes in contributed surplus are as follows:

Nine months ended
May 31, 2010
$
Balance, beginning of period	38,022
Stock-based compensation	13,197
Stock options exercised	(1,898)

Balance, end of period	49,321

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
6. EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ending May 31,		Nine months ending May 31,
	2010	2009	2010	2009
Numerator for basic and diluted earnings per share ($)
Net income	158,216	132,151	411,157	412,210

Denominator (thousands of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	432,323	429,877	432,595	428,828
Effect of dilutive securities	1,058	1,044	1,236	1,860

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	433,381	430,921	433,831	430,688

Earnings per share ($)
Basic	0.37	0.31	0.95	0.96
Diluted	0.37	0.31	0.95	0.96

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
7. OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Components of other comprehensive income (loss) and the related income tax effects for the nine months ended May 31, 2010 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(63,086)	10,864	(52,222)
Adjustment for hedged items recognized in the period	18,068	(5,425)	12,643
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange gain on US denominated debt	40,505	(5,565)	34,940
Reclassification of remaining losses on hedging derivatives to income upon early redemption of hedged US denominated debt	50,121	(7,463)	42,658
Unrealized loss on available-for-sale investment	(570)	74	(496)
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	(2)	—	(2)

	45,036	(7,515)	37,521

Components of other comprehensive income (loss) and the related income tax effects for the three months ended May 31, 2010 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(966)	377	(589)
Adjustment for hedged items recognized in the period	2,784	(1,054)	1,730
Unrealized loss on available-for-sale investment	(903)	117	(786)
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	(1)	—	(1)

	914	(560)	354

Components of other comprehensive income (loss) and the related income tax effects for the nine months ended May 31, 2009 are as follows:

	Amount	Income taxes	Net
	$	$	$
Changes in unrealized fair value of derivatives designated as cash flow hedges	23,656	(3,623)	20,033
Proceeds on cancellation of forward purchase contracts	13,384	(4,070)	9,314
Adjustment for hedged items recognized in the period	8,765	218	8,983
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(28,660)	4,057	(24,603)
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	30	—	30

	17,175	(3,418)	13,757

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
Components of other comprehensive income (loss) and the related income tax effects for the three months ended May 31, 2009 are as follows:

	Amount	Income taxes	Net
	$	$	$
Changes in unrealized fair value of derivatives designated as cash flow hedges	(196,245)	28,489	(167,756)
Adjustment for hedged items recognized in the period	2,688	272	2,960
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange gain on US denominated debt	174,280	(24,670)	149,610
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	(83)	—	(83)

	(19,360)	4,091	(15,269)

Accumulated other comprehensive income (loss) is comprised of the following:

	May 31, 2010	August 31, 2009
	$	$
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	348	350
Unrealized loss on available-for-sale investment	(496)	—
Fair value of derivatives	(965)	(38,984)

	(1,113)	(38,634)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
8. STATEMENTS OF CASH FLOWS
Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i) Funds flow from operations

	Three months ended May 31,		Nine months ended May 31,
	2010	2009	2010	2009
	$	$	$	$

Net income	158,216	132,151	411,157	412,210
Non-cash items:
Amortization
Deferred IRU revenue	(3,137)	(3,137)	(9,410)	(9,410)
Deferred equipment revenue	(29,865)	(33,341)	(91,608)	(100,319)
Deferred equipment costs	56,497	62,674	174,146	186,065
Deferred charges	256	256	768	768
Property, plant and equipment	128,348	114,492	384,728	326,726
Other intangibles	6,443	5,895	24,378	21,245
Financing costs — long-term debt	962	1,026	3,015	2,918
Future income tax expense	29,410	55,903	2,363	141,321
Equity loss on investee	2,700	112	2,700	99
Debt retirement costs	—	8,255	81,585	8,255
Stock-based compensation	4,430	4,151	13,197	12,482
Defined benefit pension plan	6,969	6,513	20,906	19,539
Gain on cancellation of bond forward	—	—	—	(10,757)
Adjustment for financial instruments	(11,518)	—	27,956	—
Other	1,099	1,096	2,087	(8,621)

Funds flow from operations	350,810	356,046	1,047,968	1,002,521

(ii) Changes in non-cash working capital balances related to operations include the following:

	Three months ended May 31,		Nine months ended May 31,
	2010	2009	2010	2009
	$	$	$	$
Accounts receivable	25,246	(421)	(5,155)	(11,715)
Prepaids and other	2,964	1,463	2,356	(11,158)
Accounts payable and accrued liabilities	(73,579)	(28,954)	(122,966)	47,416
Income taxes payable	21,486	(53)	116,369	(405)
Unearned revenue	1,617	10	3,119	4,028

	(22,266)	(27,955)	(6,277)	28,166

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
(iii) Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2010	2009	2010	2009
	$	$	$	$
Interest	103,873	91,684	218,393	205,889
Income taxes	860	85	4,189	401
(iv) Non-cash transaction:
The Consolidated Statements of Cash Flows exclude the following non-cash transaction:

	Nine months ended May 31,
	2010	2009
	$	$
Issuance of Class B Non-Voting Shares on a cable system acquisition	120,000	—
9. OTHER LONG-TERM LIABILITIES
Other long-term liabilities include the long-term portion of the Company’s defined benefit pension plan of $125,870 and the liability of $158,015 with respect to the principal components of the US $300,000 amended cross-currency interest rate agreements. The total benefit costs expensed under the Company’s defined benefit pension were $7,331 (2009 — $6,875) and $21,992 (2009 — $20,625) for the three and nine months ended May 31, 2010, respectively.
10. FINANCIAL INSTRUMENTS
During the first quarter, the Company redeemed all of its outstanding US $440,000 8.25% senior notes due April 11, 2010, US $225,000 7.25% senior notes due April 6, 2011 and US $300,000 7.20% senior notes due December 15, 2011. In conjunction with the redemption of the US $440,000 and US $225,000 senior notes, the Company paid $146,065 to unwind and settle a portion of the principal component of two of the associated cross-currency interest rate swaps and simultaneously entered into offsetting currency swap transactions for the remaining outstanding notional principal amounts (i.e. the end of swap notional exchanges) and paid $145,855 in respect of these offsetting swap transactions. The derivatives have been classified as held for trading as they are not accounted for as hedging instruments. In addition, upon redemption of the US $300,000 senior notes, the Company entered into amended agreements with the counterparties of the cross-currency agreements to fix the settlement of the principal liability on December 15, 2011 at $162,150. As a result, there is no further foreign exchange rate exposure in respect of the principal component of the cross-currency interest rate exchange agreements.
Upon redemption of the underlying hedged US denominated debt, the associated cross-currency interest rate exchange agreements no longer qualify as cash flow hedges and the remaining loss in accumulated other comprehensive loss of $50,121 was reclassified to the income statement. All subsequent changes in the value of the above noted agreements will be recorded in the income statement. The total amount recorded was a loss of $1,131 and $47,280 for the three and nine months ended May 31, 2010, respectively.
The Government of Canada bond purchased during the first quarter has been classified as available-for-sale and is recorded at its estimated fair value.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
11. INVESTMENTS
On May 3, 2010 the Company announced that it had entered into agreements to acquire 100% of the Broadcasting business of Canwest Global Communications Corp. (“Canwest”) including all the equity interest in CW Investments Co. (“CW Media”), the company that owns the specialty channels acquired from Alliance Atlantis Communications Inc. in 2007 by Canwest and Goldman Sachs. The total consideration of approximately $2,000,000 includes approximately $815,000 of net debt at CW Media.
During the current quarter, the Company completed certain portions of the acquisition including acquiring a 49.9% equity interest, a 29.9% voting interest, and an option to acquire an additional 14.8% equity interest and 3.4% voting interest in CW Media for total consideration of $742,900, including acquisition costs. It is anticipated the outstanding portions of the acquisition will close early in fiscal 2011 upon receipt of all necessary approvals, including Canwest creditor, Court, CRTC, and the Competition Bureau.
The Company exercises significant influence over CW Media with its 49.9% ownership interest and therefore accounts for this investment under the equity method whereby the investment is initially recorded at cost and adjusted thereafter to recognize the Company’s proportionate share of CW Media’s income or loss after the date of acquisition. The difference between the cost of the 49.9% equity investment in CW Media and the Company’s share of the underlying net book value of CW Media’s net assets on May 3, 2010 was approximately $150,000. As the transaction just recently closed, the Company is in the process of assessing the nature and accounting treatment of the components of this difference.